Exhibit 99.1

Press Release

TAT Technologies Reports Second Quarter 2025 Results

Netanya, Israel, August 11, 2025 - TAT Technologies Ltd. (NASDAQ and TASE: “TAT News”) (“TAT” or the “Company”) a leading provider of products and services to the commercial and military aerospace and ground defense industries, reported today its unaudited results for the three-month and six-month period ended June 30, 2025.

Financial highlights for the second quarter of 2025:

•
Revenue increased by 18.0% to $43.1 million compared to $36.5 million for the second quarter of 2024. For the first half of 2025 revenues increased by 20.7% to $85.2 million compared to $70.6 million in the first half of 2024.

•
Gross profit increased by 35.6% to $10.8 million compared to $8.0 million for the second quarter of 2024 (25.1% of revenues in Q2\25 compared to 21.9% of revenues in Q2\24). For the first half of 2025 gross profit increased by 38.1% to $20.8 million compared to $15.1 million in the first half of 2024 (24.4% of revenues in H1\25 compared to 21.3% of revenues in H1\24)

•
Operating Income increased by 62.2% to $4.4 million compared to $2.7 million for the second quarter of 2024, (10.3% of revenues in Q2\25 compared to 7.5% of revenues in Q2\24). For the first half of 2025 operating income increased by 74.1% to $8.6 million compared to $4.9 million in the first half of 2024 (10.1% of revenues in H1\25 compared to 7.0% of revenues in H1\24).

•
Net Income increased by 31.5% to $3.4 million compared to $2.6 million for the second quarter of 2024. For the first half of 2025 net income increased by 53.5% to $7.2 million compared to $4.7 million in the first half of 2024.

•
Adjusted EBITDA increased by 39.2% to $6.1 million (14.0% of revenues) compared to $4.3 million (11.9% of revenues) for the second quarter of 2024. Adjusted EBITDA for the first half of 2025 increased by 47.1% to $11.8 million compared to $8.0 million in the first half of 2024 (13.9% of revenues in H1\25 compared to 11.4% in H1\24).

•
Cash flow provided by operating activities for the three and six months ended June 30, 2025, was $6.9 million and $1.9 million, respectively, compared to cash flows used in operating activities of $(4.1) million and $(7.6) million for the three and six months ended June 30, 2024, respectively.

Mr. Igal Zamir, TAT’s CEO and President, commented: “TAT Technologies delivered another quarter of organic growth and improved profitability, with second quarter revenue growing 18% year over year, adjusted EBITDA increasing 39%, and $7 million in cash generated from operations. We continue to outpace the industry, despite certain slowdowns in MRO activity, by leveraging the diversification of our business across trading and MRO\OEM segments. Over the last month, MRO intake began to re-accelerate, providing greater visibility and reinforcing our confidence in continued year-over-year growth.”

“In addition to the double-digit revenue growth, the value of our LTA and backlog grew by approximately $85 million to $524 million, which will flow into revenue over the coming years,” added Mr. Zamir. “The broad-based growth was driven by winning several new contracts, including some for the 777APU, and also by increasing the volume of activity from existing contracts for both OEM and MRO.”

Mr. Zamir continued, “This quarter, we successfully completed a capital raise of $45 million, further strengthening our balance sheet. From this position of increased strength, we are continuing to evolve in alignment with the significant opportunities in front of us. Our diversified offering has positioned us to perform well relative to the broader market, and we are now beginning to explore accretive strategic opportunities to further enhance our growth prospects. As we scale, we are also taking steps to strengthen our Board of Directors with capabilities to support the next phase of the Company’s development. We remain focused on scaling the business and creating tangible, long-term value for our shareholders.”

With the growing LTA value and backlog, strong order intake, and the ramp up in MRO activity, we are confident in our ability to sustain growth and expand profit margins through 2026,” concluded Mr. Zamir.

Non-GAAP Financial Measures

To supplement the consolidated financial statements presented in accordance with GAAP, the Company also presents Adjusted EBITDA.  The adjustments to the Company’s GAAP results are made with the intent of providing both management and investors with a more complete understanding of the Company’s underlying operational results, trends and performance. Adjusted EBITDA is calculated as net income excluding the impact of: the Company's share in results of affiliated companies, share-based compensation, taxes on income, financial (expenses) income, net, and depreciation and amortization. Adjusted EBITDA, however, should not be considered as an alternative to net income and operating income for the period and may not be indicative of the historic operating results of the Company; nor is it meant to be predictive of potential future results. Adjusted EBITDA is not a measure of financial performance under generally accepted accounting principles and may not be comparable to other similarly titled measures for other companies. See reconciliation of Adjusted EBITDA below.

About TAT Technologies LTD

We are a leading provider of solutions and services to the aerospace and defense industries. We operate four operational units: (i) original equipment manufacturing (“OEM”) of heat transfer solutions and aviation accessories through our Kiryat Gat facility (TAT Israel); (ii) maintenance repair and overhaul (“MRO”) services for heat transfer components and OEM of heat transfer solutions through our subsidiary Limco Airepair Inc. (“Limco”); (iii) MRO services for aviation components through our subsidiary, Piedmont Aviation Component Services LLC (“Piedmont”) (mainly Auxiliary Power Units (“APUs”) and landing gear); and (iv) overhaul and coating of jet engine components through our subsidiary, Turbochrome Ltd. (“Turbochrome”).

TAT’s activities in the area of OEM of heat transfer solutions and aviation accessories through TAT Israel primarily include the design, development and manufacture of (i) a broad range of heat transfer solutions, such as pre-coolers heat exchangers and oil/fuel hydraulic heat exchangers, used in mechanical and electronic systems on board commercial, military and business aircraft; (ii) environmental control and power electronics cooling systems installed on board aircraft and ground applications; and (iii) a variety of mechanical aircraft accessories and systems such as pumps, valves, and turbine power units.

TAT’s activities in the area of MRO and OEM of heat transfer solutions include the MRO of heat transfer components and to a lesser extent, the manufacturing of certain heat transfer solutions. TAT’s Limco subsidiary operates a Federal Aviation Administration (“FAA”)-certified repair station, which provides heat transfer MRO services for airlines, air cargo carriers, maintenance service centers and the military.

TAT’s activities in the area of MRO services for aviation components include the MRO of APUs and landing gear. TAT’s Piedmont subsidiary operates an FAA-certified repair station, which provides aircraft component MRO services for airlines, air cargo carriers, maintenance service centers and the military.

TAT’s activities in the area of jet engine overhaul through its Turbochrome facility includes the overhaul and coating of jet engine components, including turbine vanes and blades, fan blades, variable inlet guide vanes and afterburner flaps.

Contact:
Mr. Eran Yunger
Director of IR
erany@tat-technologies.com

Safe Harbor for Forward-Looking Statements

This press release and/or this report contains “forward-looking statements” within the meaning of the United States federal securities laws. These forward-looking statements include, without limitation, statements regarding possible or assumed future operation results. These statements are hereby identified as "forward-looking statements" for purposes of the safe harbor provided by the Private Securities Litigation Reform Act of 1995. These forward-looking statements involve risks and uncertainties that could cause our results to differ materially from management's current expectations. Actual results and performance can also be influenced by other risks that we face in running our operations including, but are not limited to, general business conditions in the airline industry, changes in demand for our services and products, the timing and amount or cancellation of orders, LTAs and backlog, the price and continuity of supply of component parts used in our operations, and other risks detailed from time to time in the Company's filings with the Securities Exchange Commission, including, its annual report on form 20-F and its periodic reports on form 6-K. These documents contain and identify other important factors that could cause actual results to differ materially from those contained in our projections or forward-looking statements. Shareholders and other readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. We undertake no obligation to update publicly or revise any forward-looking statement.

UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

TAT TECHNOLOGIES LTD. AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

U.S dollars in thousands

	June 30,	December 31,
	2025	2024

ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$43,126	$7,129
Short-term bank deposits	57	-
Accounts receivable, net of allowance for credit losses of $425 and $400 as of June 30, 2025, and December 31, 2024, respectively	32,266	29,697
Inventory	76,414	68,540
Prepaid expenses and other current assets	6,610	7,848

Total current assets	158,473	113,214

NON-CURRENT ASSETS:
Property, plant and equipment, net	44,646	41,576
Operating lease right of use assets	3,475	2,282
Intangible assets, net	1,558	1,553
Investment in affiliates	4,188	2,901
Funds in respect of employee rights upon retirement	709	654
Deferred income taxes	295	877
Restricted deposit	291	305

Total non-current assets	55,162	50,148
Total assets	$213,635	$163,362
LIABILITIES AND SHAREHOLDERS’ EQUITY

CURRENT LIABILITIES:
Current maturities of long-term loans	$2,088	$2,083
Short-term loans	-	4,350
Accounts payable	15,564	12,158
Accrued expenses and other	15,273	18,594
Current maturities of operating lease liabilities	993	939

Total current liabilities	33,918	38,124

NON-CURRENT LIABILITIES:
Long-term loans	10,310	10,938
Liability in respect of employee rights upon retirement	1,098	986
Operating lease liabilities	2,528	1,345

Total non-current liabilities	13,936	13,269

COMMITMENTS AND CONTINGENCIES (NOTE 4)	-	-
Total liabilities	47,854	51,393

SHAREHOLDERS’ EQUITY:
Ordinary shares of NIS 0 par value at June 30, 2025 and at December 31, 2024 respectively Authorized: 15,000,000 shares at June 30, 2025 and 13,000,000 at December 31, 2024; Issued: 13,161,762 and 11,214,831 shares at June 30, 2025 and at December 31, 2024, respectively; Outstanding: 12,887,289 and 10,940,358 shares at June 30, 2025 and at December 31, 2024, respectively	-	-
Additional paid-in capital	135,578	89,697
Treasury stock at cost	(2,088)	(2,088)
Accumulated other comprehensive income (loss)	600	(76)
Retained earnings	31,691	24,436
Total shareholders' equity	165,781	111,969

Total liabilities and shareholders' equity	$213,635	$163,362

TAT TECHNOLOGIES LTD. AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF INCOME

U.S dollars in thousands

	Three months ended		Six months ended
	June 30,		June 30,
	2025	2024	2025	2024

Revenues:
Products	$12,463	$11,732	$25,187	$23,667
Services	30,641	24,793	60,059	46,946
	43,104	36,525	85,246	70,613

Cost of goods:
Products	9,112	7,673	17,443	16,659
Services	23,167	20,868	47,024	38,904
	32,279	28,541	64,467	55,563
Gross profit	10,825	7,984	20,779	15,050

Operating expenses:
Research and development, net	240	343	564	620
Selling and marketing	2,185	1,993	4,113	3,653
General and administrative	3,965	2,916	7,497	6,225
Other income	-	(2)	-	(390)
	6,390	5,250	12,174	10,108
Operating income	4,435	2,734	8,605	4,942

Interest expenses	(324)	(413)	(659)	(763)
Other financial income (expenses), net	(776)	106	(499)	7
Income before taxes on income (taxes benefit)	3,335	2,427	7,447	4,186

Provision for taxes on income (taxes benefit)	211	44	803	(109)
Profit before share of equity investment	3,124	2,383	6,644	4,295

Share in profits of equity investment of affiliated companies	318	234	611	432
Net income	$3,442	$2,617	$7,255	$4,727

Earnings per share
Basic	$0.30	$0.26	$0.65	$0.46
Diluted	$0.30	$0.25	$0.64	$0.44

Weighted average number of shares outstanding
Basic	11,447,986	10,394,654	11,196,992	10,386,859
Diluted	11,666,309	10,561,420	11,409,488	10,722,153

TAT TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

U.S dollars in thousands

	Three Months Ended June 30,		Six Months Ended June 30,
	2025	2024	2025	2024

Net income	$3,442	$2,617	$7,255	$4,727
Other comprehensive income (loss), net
Net unrealized losses from derivatives	-	-	-	(27)
Change in foreign currency translation adjustments	148	164	676	164
Total comprehensive income	$3,590	$2,781	$7,931	$4,864

TAT TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS EQUITY

U.S dollars in thousands, except share data

	Share capital			Accumulated
	Number of shares issued	Amount	Additional paid-in capital	other comprehensive income (loss)	Treasury shares	Retained earnings	Total equity

BALANCE AT DECEMBER 31, 2023	10,377,085	$3,140	$76,335	$27	$(2,088)	$13,269	$90,683
CHANGES DURING THE 6 MONTHS ENDED JUNE 30, 2024:
Comprehensive income	-	-	-	137	-	4,727	4,864
Exercise of option	49,109	12	(12)	-	-	-	-
Share based compensation	-	-	189	-	-	-	189
BALANCE AT JUNE 30, 2024	10,426,194	3,152	76,512	164	(2,088)	17,996	95,736

BALANCE AT DECEMBER 31, 2024	11,214,831	-	89,697	(76)	(2,088)	24,436	111,969
CHANGES DURING THE 6 MONTHS ENDED JUNE 30, 2025:
Comprehensive income	-	-	-	676	-	7,255	7,931
Exercise of option	79,633	-	-	-	-	-	-
Issuance of common shares on public offering, net of issuance costs of $2,769	1,625,000	-	39,415	-	-	-	39,415
Exercise of the underwriters' option on public offering, net of issuance costs of $413	242,298	-	5,953	-	-	-	5,953
Share based compensation	-	-	513	-	-	-	513
BALANCE AT JUNE 30, 2025	13,161,762	$-	$135,578	$600	$(2,088)	$31,691	$165,781

TAT TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS EQUITY

U.S dollars in thousands, except share data

	Share capital			Accumulated
	Number of shares issued	Amount	Additional paid-in capital	other comprehensive income	Treasury shares	Retained earnings	Total equity

BALANCE AT MARCH 31, 2024	10,382,637	$3,141	$76,376	$-	$(2,088)	$15,379	$92,808
CHANGES DURING THE 3 MONTHS ENDED JUNE 30, 2024:
Comprehensive income	-	-	-	164	-	2,617	2,781
Exercise of option	43,557	11	(12)	-	-	-	(1)
Share based compensation	-	-	148	-	-	-	148
BALANCE AT JUNE 30, 2024	10,426,194	3,152	76,512	164	(2,088)	17,996	95,736

BALANCE AT MARCH 31, 2025	11,214,831	-	89,919	452	(2,088)	28,249	116,532
CHANGES DURING THE 3 MONTHS ENDED JUNE 30, 2025:
Comprehensive income	-	-	-	148	-	3,442	3,590
Exercise of stock option	79,633	-	-	-	-	-	-
Issuance of common shares on public offering, net of issuance costs of $2,769	1,625,000	-	39,415	-	-	-	39,415
Exercise of the underwriters' option on public offering, net of issuance costs of $413	242,298	-	5,953	-	-	-	5,953
Share based compensation	-	-	291	-	-	-	291
BALANCE AT JUNE 30, 2025	13,161,762	$-	$135,578	$600	$(2,088)	$31,691	$165,781

TAT TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Three Months Ended June 30,		Six Months Ended June 30,
	2025	2024	2025	2024

CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	$3,442	$2,617	$7,255	$4,727
Adjustments to reconcile net income to net cash used in operating activities:
Depreciation and amortization	1,208	1,431	2,513	2,805
Non-cash financial (income) expenses	600	(276)	508	(486)
Change in allowance for credit losses	75	40	25	40
Share in profits of equity investment of affiliated companies	(318)	(234)	(611)	(432)
Share based compensation	291	148	513	189
Gain on disposal of property, plant and equipment	-	(1)	-	(355)
Deferred income taxes, net	63	306	582	(103)
Changes in operating assets and liabilities:
Decrease (increase) in trade accounts receivable	882	(5,430)	(2,594)	(6,250)
Decrease (increase) in prepaid expenses and other current assets	1,697	(129)	1,183	(283)
Increase in inventory	(3,434)	(2,906)	(7,295)	(5,543)
Increase (decrease) in trade accounts payable	2,972	(209)	3,406	(909)
Decrease (increase) in accrued expenses and other	(529)	543	(3,571)	(1,047)
Net cash provided by (used in) operating activities	6,949	(4,100)	1,914	(7,647)

CASH FLOWS FROM INVESTING ACTIVITIES:
Proceeds from sale of property and equipment	-	-	-	1,306
Purchase of property and equipment	(3,305)	(978)	(6,167)	(1,967)
Net cash used in investing activities	(3,305)	(978)	(6,167)	(661)

CASH FLOWS FROM FINANCING ACTIVITIES:
Repayments of long-term loans	(516)	(510)	(1,087)	(950)
Proceeds from issuance of ordinary shares and exercise of the underwriters' option	48,550	(1)	48,550	-
Issuance costs of ordinary shares and exercise of the underwriters' option	(2,820)	-	(2,820)	-
Net change in short term loans from banks	(10,719)	4,668	(4,350)	668
Net cash provided by (used in) financing activities	34,495	4,157	40,293	(282)

Net increase (decrease) in cash and cash equivalents and restricted cash	38,139	(921)	36,040	(8,590)
Cash and cash equivalents and restricted cash at beginning of period	5,335	9,273	7,434	16,942
Cash and cash equivalents and restricted cash at the end of period	$43,474	$8,352	$43,474	$8,352

Supplementary information on investing and financing activities not involving cash flows:
Additions of operating lease right-of-use assets and operating lease liabilities	$1,688	$245	$1,835	$590
Reclassification between inventory and property, plant and equipment	-	-	579	60
Unpaid issuance costs of ordinary shares and exercise of the underwriters' option	362	-	362	-
Supplemental disclosure of cash flow information:
Interest paid	249	410	516	852

TAT TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

 RECONCILIATION OF NET INCOME TO ADJUSTED EBITDA (NON-GAAP) (UNAUDITED)
(U.S dollars in thousands)

	Three months ended		Six months ended
	June 30,		June 30,
	2025	2024	2025	2024

Net income	$3,442	$2,617	$7,255	$4,727
Adjustments:
Share in results and sale of equity investment of affiliated companies	(318)	(234)	(611)	(432)
Taxes on income (tax benefit)	211	44	803	(109)
Financial expenses, net	1,100	306	1,158	756
Depreciation and amortization	1,328	1,468	2,691	2,898
Share based compensation	291	148	513	189
Adjusted EBITDA	$6,054	$4,349	$11,809	$8,029